U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                          Pinnacle Property Group, Inc.
                 (Name of Small Business Issuer in its charter)



         Delaware                                      91-2026829
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


2009 Iron Street
Bellingham, Washington                                            98225
(Address of principal executive office)                           (Zip Code)

Issuer's telephone number (360) 647-3170


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

ITEM 1. DESCRIPTION OF BUSINESS

         Pinnacle Property Group, Inc. was incorporated in the State of Delaware on to engage in the real estate business on the internet.

         Pinnacle Property Group, Inc. owns and operates a web site on the Internet, the address is ezproperty.net. The web site is designed to facilitate sales of real estate on the internet, both residential and commercial.

         As a result it will be both a business to business (B2B) model and a business to consumer (B2C) model.

         The web site provides a means of selling or purchasing real estate, and a place for service providers. It will have places on the web site for service persons to advertise, such as painters, plumbers, electricians, gardeners, landscapers and janitorial services.

         In addition the web site will have advertisements for real estate professionals such as bankers, mortgage brokers, escrow agencies, and insurance agents.


ITEM 2. PLAN OF OPERATION

         The Internet has created a new medium for advertising, marketing and sales. The ezproperty.net hopes to offer a site that will have widespread consumer brand appeal and recognition.

         A person that desires to list a property on the site will pay an initial listing fee of $49.99 for the image and description of the property to be posted on the web site. When the sale is completed the person will pay a 1% fee calculated on the consummated sale price.

         Management will develop a database of service persons who will be available for the clients for both pre sale and post sale work. The service persons will include painters, plumbers, electricians, gardeners, landscapers and janitorial services. They will pay a fee of $499.00 per year to be given access to the buyers and sellers.

         Management will also develop a database of service professionals, such as banks, mortgage brokers, escrow agents and insurance agents who desire to be a party to the property transfer and sale. They will pay a fee of $499.00 per year to be given access to the buyers and sellers.


ITEM 3. DESCRIPTION OF PROPERTY

         None

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         There are presently 4,665,000 shares of the company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of this date, owns of record, or is known by the company to own beneficially, more than five per cent of the company's common stock, and the officers and directors of the company.


                                    Shares of             Percent of
Name                             Common Stock             ownership
--------------------------------------------------------------------------------

Paul Hayward                        1,055,000                  22
10-1917 West 4th Avenue
Vancouver, BC


Directors and Officers              1,055,000                  22%
as a group


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:


Name                                           Position
----                                           --------

Paul Hayward                                   President, Secretary, Director

Kali Palmer                                    Director


         Paul Hayward, Mr. Hayward is the President, Secretary and a Director of the Company. From 1990 to 1994 he served as manager of Cityview Real Estate Management Services, Ltd. of Vancouver, British Columbia. He is presently the President of 5 Starliving Online, Inc. Mr. Hayward will work part time for the Company until it is fully operational.

         Kali Palmer, Ms Palmer is a Director. She worked for Facilicom Educational Products in Austin, Texas from 1993 to 1998 in marketing. From 1999 to the present she has been a director of the company and in the real estate portfolio business in Seattle, Washington.

ITEM 6. EXECUTIVE COMPENSATION

         There are no officers or directors that received compensation in excess of $60,000 or more during the last year.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         None

ITEM 8. LEGAL PROCEEDINGS

         None

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has not traded at this time.

         There are 41 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

       Name                 Date            Shares           Cost

Paul Hayward                             1,055,000        $16,400
Dilshand Maherali                          100,000           $100
Mithoo Maherali                            100,000           $100
Chantel Gibson                             100,000           $100
Lena Loui                                   50,000            $50
Renee Grue                                  50,000            $50
Tyler Cox                                   50,000            $50
Joanne Loui                                 50,000            $50
Nicola Hayward                             100,000           $100
Donna Loui                                 100,000           $100
Kelly Bellman                               50,000            $50
Glen McNaughton                             50,000            $50
George Sainas                              100,000           $100
Kelly Brantner                             100,000           $100
Dave Tsui                                  100,000           $100
Eileen Hayward                             100,000           $100
John P. Bullen                             100,000           $100
Demerka Ward                               100,000           $100

David Ginn                                 100,000           $100
Sean Trotter                               100,000           $100
Chris Wong                                 100,000           $100
Trevor Morris                              100,000           $100
Gerald Redman                              100,000           $100
John Sveticic                              100,000           $100
Kim Bullen                                 100,000           $100
Steven Bullen                              100,000           $100

         All of these shares were sold pursuant to a Private Placement Memorandum to nonresidents of the United States. There was no underwriter, and no commissions were paid on any of the sales.

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11. DESCRIPTION OF SECURITIES

         The company has authorized 80,000,000 shares of common stock, $.0001 par value, and 20,000,000 preferred stock, $.0001 par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         The preferred shares have not been designated any preferences.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Delaware Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13. FINANCIAL STATEMENTS

         Please see the attached Financial Statements.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  3. Articles of Incorporation and bylaws

                 27. Financial Data Schedule

================================================================================




                          PINNACLE PROPERTY GROUP, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                              FINANCIAL STATEMENTS
                                  MAY 31, 2000














                              WILLIAMS & WEBSTER PS
                          CERTIFIED PUBLIC ACCOUNTANTS
                        BANK OF AMERICA FINANCIAL CENTER
                           W 601 RIVERSIDE, SUITE 1940
                                SPOKANE, WA 99201
                                 (509) 838-5111



================================================================================

                          PINNACLE PROPERTY GROUP, INC.

                                TABLE OF CONTENTS

                                  May 31, 2000



INDEPENDENT AUDITOR'S REPORT                                                  1


FINANCIAL STATEMENTS

         Balance Sheets                                                       2

         Statements of Operations                                             3

         Statement of Stockholders' Equity                                    4

         Statements of Cash Flows                                             5


NOTES TO FINANCIAL STATEMENTS                                                 6

[LOGO] WILLIAMS & WEBSTER, P.S. LETTERHEAD




Board of Directors
Pinnacle Property Group, Inc.
Bellingham, Washington


                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheets of Pinnacle Property Group, Inc., (a development stage enterprise), as of May 31, 2000 and February 29, 2000, and the related statements of operations, stockholders' equity and cash flows for the three month period ended May 31, 2000, for the period August 17, 1999 (inception) to February 29, 2000, and for the period August 17, 1999 (inception) to May 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Property Group, Inc., as of May 31, 2000 and February 29, 2000, and the results of its operations and its cash flows for the three month period ended May 31, 2000, for the period August 17, 1999 (inception) to February 29, 2000, and for the period August 17, 1999 (inception) to May 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. As discussed in Note 2, the Company has been in the development stage since its inception on August 17, 1999. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note
2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                              /s/ Williams & Webster, P.S.

Williams & Webster, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
Spokane, Washington
June 21, 2000

                          PINNACLE PROPERTY GROUP, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                 BALANCE SHEETS

                                                                                   May 31,        February 29,
                                                                                    2000              2000
                                                                                ------------      ------------
ASSETS

      CURRENT ASSETS
          Cash                                                                  $     13,691      $     18,374
          Prepaid expenses                                                                --             1,500
                                                                                ------------      ------------
               Total Current Assets                                                   13,691            19,874
                                                                                ------------      ------------


          TOTAL ASSETS                                                          $     13,691      $     19,874
                                                                                ============      ============



LIABILITIES & STOCKHOLDERS' EQUITY

      CURRENT LIABILITIES
          Accounts payable                                                      $        150      $         --
                                                                                ------------      ------------
               Total Current Liabilities                                                 150                --
                                                                                ------------      ------------

      COMMITMENTS AND CONTINGENCIES                                                       --                --
                                                                                ------------      ------------

      STOCKHOLDERS' EQUITY
          Preferred stock, 20,000,000 shares authorized, $0.0001 par value;
               no shares issued and outstanding                                           --                --
          Common stock, 80,000,000 shares authorized, $0.0001 par value;
               4,655,000 shares issued and outstanding                                   465               465
          Additional paid-in-capital                                                  19,535            19,535
          Deficit accumulated during the development stage                            (6,459)             (126)
                                                                                ------------      ------------
          TOTAL STOCKHOLDERS' EQUITY                                                  13,541            19,874
                                                                                ------------      ------------

          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $     13,691      $     19,874
                                                                                ============      ============


   The accompanying notes are an integral part of these financial statements.

                          PINNACLE PROPERTY GROUP, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF OPERATIONS

                                                                            From               From
                                                                          August 17,         August 17,
                                                           Three            1999               1999
                                                          Months         (Inception)        (Inception)
                                                           Ended              to                to
                                                          May 31,        February 29,         May 31,
                                                           2000              2000               2000
                                                       ------------      ------------      ------------
REVENUES                                               $         --      $         --      $         --
                                                       ------------      ------------      ------------
EXPENSES
      Filing fees                                                --                56                56
      Accounting and legal                                    6,000                --             6,000
      Web site expense                                          136                --               136
      Stock transfer agent expenses                             150                --               150
      Office expense                                             47                70               117
                                                       ------------      ------------      ------------
          TOTAL EXPENSES                                      6,333               126             6,459
                                                       ------------      ------------      ------------

LOSS FROM OPERATIONS                                         (6,333)             (126)           (6,459)

INCOME TAXES                                                     --                --                --
                                                       ------------      ------------      ------------

NET LOSS                                               $     (6,333)     $       (126)     $     (6,459)
                                                       ============      ============      ============

      NET LOSS PER COMMON SHARE, BASIC AND DILUTED     $        nil      $        nil      $        nil
                                                       ============      ============      ============

      WEIGHTED AVERAGE NUMBER OF BASIC AND
          DILUTED COMMON STOCK SHARES OUTSTANDING         4,655,000         4,655,000         4,655,000
                                                       ============      ============      ============


   The accompanying notes are an integral part of these financial statements.

                          PINNACLE PROPERTY GROUP, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                      Deficit
                                            Common Stock                            Accumulated
                                    ----------------------------     Additional      During the          Total
                                        Number                        Paid-In        Development     Stockholders'
                                      of Shares        Amount         Capital           Stage           Equity
                                    ------------    ------------    ------------    ------------     ------------
Issuance of common stock
      from private placement for
      cash at $.001 per share          4,500,000    $        450    $      4,050    $         --     $      4,500

Issuance of common stock
      from private placement for
      cash at $.10 per share             155,000              15          15,485              --           15,500

Loss for period ending,
      February 29, 2000                       --              --              --            (126)            (126)
                                    ------------    ------------    ------------    ------------     ------------

Balance, February 29, 2000             4,655,000             465          19,535            (126)          19,874

Loss for quarter ending,
      May 31, 2000                            --              --              --          (6,333)          (6,333)
                                    ------------    ------------    ------------    ------------     ------------

Balance, May 31, 2000                  4,655,000    $        465    $     19,535    $     (6,459)    $     13,541
                                    ============    ============    ============    ============     ============


   The accompanying notes are an integral part of these financial statements.

                          PINNACLE PROPERTY GROUP, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF CASH FLOWS

                                                                           From              From
                                                                         August 17,        August 17,
                                                           Three            1999             1999
                                                          Months        (Inception)       (Inception)
                                                           Ended             to               to
                                                          May 31,       February 29,        May 31,
                                                           2000             2000             2000
                                                       ------------     ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net loss                                         $     (6,333)    $       (126)    $     (6,459)
      Adjustments to reconcile net loss
          to net cash used by operating activities:
      (Increase) decrease in prepaid expenses                 1,500           (1,500)              --
      Increase in accounts payable                              150               --              150
                                                       ------------     ------------     ------------
Net cash (used) in operating activities                      (4,683)          (1,626)          (6,309)
                                                       ------------     ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES                             --               --               --
                                                       ------------     ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from sale of common stock                         --           20,000           20,000
                                                       ------------     ------------     ------------
Net cash provided by financing activities                        --           20,000           20,000
                                                       ------------     ------------     ------------

Change in cash                                               (4,683)          18,374           13,691

Cash, beginning of period                                    18,374               --               --
                                                       ------------     ------------     ------------

Cash, end of period                                    $     13,691     $     18,374     $     13,691
                                                       ============     ============     ============

Supplemental disclosures:

      Interest paid                                    $         --     $         --     $         --
                                                       ============     ============     ============
      Income taxes paid                                $         --     $         --     $         --
                                                       ============     ============     ============


   The accompanying notes are an integral part of these financial statements.

                          PINNACLE PROPERTY GROUP, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  May 31, 2000


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Pinnacle Property Group, Inc. (hereinafter "the Company") was incorporated on August 17, 1999 under the laws of the State of Delaware for the purpose of assisting private sellers to sell commercial real estate over the internet. The Company maintains offices in Bellingham, Washington and in Vancouver, British Columbia. The Company's fiscal year end is the last calendar day of February.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Development Stage Activities

The Company has been in the development stage since its formation in August 1999 and has not yet realized any revenues from its planned operations. The Company is presently in the process of building its website, which will be used to assist private sellers of commercial real estate via the internet.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Derivative Instruments

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for

                          PINNACLE PROPERTY GROUP, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  May 31, 2000


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative Instruments (continued)

hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

At May 31, 2000, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Revenue Recognition

The Company will recognize revenue from internet-based programs when funds are earned, measurable and recognizable.

Provision for Taxes

At May 31, 2000, the Company had a net operating loss of approximately $6,000. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Basic and Diluted Loss Per Share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Basic and diluted loss per share was the same, as there were no common stock equivalents outstanding.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has an accumulated net loss of $6,459 for the period August 17, 1999 (inception) to May 31, 2000 and had no sales. The future of the Company is dependent upon successful and profitable operations from its internet commerce enterprise. The Company is presently in the process of building its website, which will be used to assist private sellers of commercial real estate via the internet. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

                          PINNACLE PROPERTY GROUP, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  May 31, 2000


NOTE 3 - CASH

The Company maintains cash balances in a Canadian financial institution. Although these funds are valued in US dollars, they are not insured.


NOTE 4 - PREPAID EXPENSES

At February 29, 2000, the Company prepaid $1,500 for professional services. The total amount was expensed during the three months ended May 31, 2000.


NOTE 5 - COMMON STOCK

On September 1, 1999, 4,500,000 shares of common stock were sold through a private placement at a price of $0.001 per share. The offering was made pursuant to exemptions afforded by Sections (4)2 or 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D. On February 9, 2000, an additional 155,000 shares of common stock were sold through a similar private placement at a price of $0.10 per share. The private placements raised $4,500 and $15,500, respectively. All proceeds from both offerings will be used for general corporate purposes. Of the total shares issued, 1,055,000 shares were issued to officers and directors of the Company.


NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company is engaged in internet-based commerce. At present, the Company is unaware of any pending litigation or of any specific past or prospective matters, which could impair its ability to proceed in the marketplace.


NOTE 7 - RELATED PARTIES

The Company occupies office space provided by Mr. Paul Hayward, its president, at no charge. The value of this space is not considered materially significant for financial reporting purposes.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date: July 12, 2000                Pinnacle Property Group, Inc.



                                     /s/
                                   -------------------------------------------
                                   Paul Hayward, President, Secretary Director


                                     /s/
                                   -------------------------------------------
                                   Kali Palmer, Director